07026757

File number 82 - 524

FRIENDS PROVIDENT
Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2007 SEP 18 A 10:13
FICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

7 September 2007
082-34640

SUPPL

Dear Sir

File number 82 – 524

Friends Provident plc – Ongoing obligations under Rule 12g3-2(b)

Further to the announcement on 21 March 2007 in respect of amendments of to the rules governing deregistration for non-US issuers under the US Securities Exchange Act of 1934, please be informed that all the information the company is required to file under Rule 12g3-2(b) is available to access and download free of charge at the following website: -

http://www.friendsprovident.co.uk/investor/

Should you have any queries in respect of this notification, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Enc.

9/19

END